Fusion Acquisition Corp.

667 Madison Avenue, 5th Floor

New York, New York 10065

September 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4 Filed August 30, 2021 File No. 333-255936

 Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Fusion Acquisition Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 12:00 p.m., prevailing Eastern Time, on September 3, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (email: joel.rubinstein@whitecase.com or telephone: (212) 819-7642) or Elliott Smith (email: elliott.smith@whitecase.com or telephone: (212) 819-7644) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ John James
Name:	John James
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP
Elliott Smith, White & Case LLP